 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-02658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STEWART 401(k) SAVINGS PLAN
1980 Post Oak Blvd
Houston, TX 77056-3899

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STEWART INFORMATION SERVICES CORPORATION

Delaware	74-1677330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1980 Post Oak Blvd., Houston TX	77056
(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code: (713) 625-8100

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart 401(k) Savings Plan:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2017 and 2016
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2017

Notes to Financial Statements - December 31, 2017 and 2016

Supplemental Schedules -

Supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions – December 31, 2017
Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2017

Signature

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

STEWART 401(k) SAVINGS PLAN

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan Participants of
Stewart 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Stewart 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information in the accompanying schedules of schedule of assets (held at end of year) and schedule of delinquent participant contributions as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan's auditor since 2014.

Houston, Texas
June 26, 2018

STEWART 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
	(amounts in US$)
Assets:
Investments:
Investments at fair value	338,104,127	295,815,596
Investments at contract value	28,722,208	32,090,397
Total investments	366,826,335	327,905,993
Noninterest—bearing cash	2,638	91
Receivables:
Notes receivable from plan participants	6,302,931	6,775,092
Employer contributions	2,001,560	872
Participant contributions	30,776	1,015
Total receivables	8,335,267	6,776,979

Total net assets available for benefits	375,164,240	334,683,063
See accompanying notes to financial statements.

STEWART 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017
(amounts in US$)

Net additions to net assets:
Contributions:
Plan participants	24,444,192
Employer	8,789,527
Rollovers	5,208,734
Total contributions	38,442,453

Net investment income:
Net appreciation of investments	35,382,673
Dividends, capital gains and interest	15,517,845
Net investment income	50,900,518

Interest on notes receivable from plan participants	272,199

Total additions to net assets	89,615,170

Deductions from net assets:
Benefits paid to participants	48,645,814
Administrative expenses	488,179
Total deductions from net assets	49,133,993

Net increase in net assets available for benefits	40,481,177

Net assets available for benefits:
Beginning of year	334,683,063
End of year	375,164,240
See accompanying notes to financial statements.

STEWART 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF THE PLAN

The Stewart 401(k) Savings Plan (the Plan) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (STG). STG is a wholly owned subsidiary of Stewart Information Services Corporation (SISCO). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by STG (the Plan Administrator) and an administrative committee of executives (the Administrative Committee) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of the investment trustee and record keeper. During 2017 and 2016, the Plan's investment trustee and record keeper was Charles Schwab Bank and Schwab Retirement Plan Services, Inc. (Schwab).

The following description of the Plan presented below provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Amounts quoted are in U.S. dollars.

A. Employee participation. The Plan is made available to eligible employees of STG and its affiliates (collectively, the Company). All eligible employees, as defined by the Plan, are eligible to participate in the Plan immediately upon hire.

B. Contributions. Plan participants may defer up to 50% of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (IRC). A participant may make deferrals on a pretax basis (401(k) contributions) or after-tax basis (Roth 401(k) contributions), or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Sections 401(k) and (m) of the IRC. Participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. As of December 31, 2017, there were no excess contribution refunds due to Plan participants.

The Plan includes an automatic enrollment feature of 3% of the participant’s eligible compensation unless elected otherwise. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.

The Company’s current matching contribution is equal to fifty cents for each one dollar of considered compensation contributed up to a maximum of 6% of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan. Also, the frequency of its matching contribution is determined at the Company's discretion. During 2017, the Company elected to fund its matching contributions after the end of each quarter. As of December 31, 2017, the employer contributions receivable balance of $2,001,560 primarily represents the Company's matching contributions for the fourth quarter of 2017, which were funded during the first quarter of 2018.

The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, shall be calculated quarterly or annually, as elected and allocated equally to all eligible participants, in accordance with the Plan’s provisions. The Company may utilize available forfeitures to offset discretionary contributions to the Plan. For the Plan year ended December 31, 2017, the Company did not make a discretionary contribution to the Plan.

Employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document.

C. Participant accounts. Each participant’s account is credited with the elected deferral amount and allocations of (a) the Company’s employer matching contribution, (b) the Company’s discretionary contribution, if any, and (c) Plan earnings, and charged with an allocation of administrative expenses. Net investment income (loss) is allocated to each participant’s accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.

D. Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of service.

E. Investment options. Employees may elect to have their contributions allocated among various investment options offered by the Plan. As of December 31, 2017 and 2016, the Plan offers mutual funds (including target date funds), a stable value fund, and the SISCO stock fund as investment options. Certain limitations apply under the Plan.

The SISCO stock fund is invested primarily in SISCO common stock. The remaining portion of the fund is invested in the State Street (SSgA) Government Money Market Fund, a common collective trust fund, which is not available as an investment option in the Plan. Schwab, as the investment trustee, is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.

F. Payment of benefits. Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age 65, death, disability or other termination of employment. Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age 65, death or disability or other termination of employment. Participants who have attained age 59 1/2 may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company in the form of an in-service distribution. The Plan also provides for a hardship withdrawal of all or any portion of a participant’s vested accounts, subject to the provisions of the Plan.

Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Participants with account balances greater than $5,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. If the participants’ vested account balance is $5,000 or less, payment must be made in a lump-sum distribution. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.

G. Forfeited accounts. As of December 31, 2017 and 2016, forfeited non-vested accounts totaled $54,584 and $187,022, respectively. These accounts may be used to pay Plan administrative expenses or may be used to offset future Company matching or discretionary contributions as determined allowable under the provisions of the Plan. During 2017, forfeitures used to reduce plan administrative expenses and employer contributions totaled $450,052.

H. Notes receivable from plan participants. A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee. Such earnings are shown as interest on notes receivable from Plan participants in the statement of changes in net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of accounting. The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP). Benefits are recorded when paid to participants.

B. Use of estimates. The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

C. Investment valuation and income recognition. Investments held by the Plan are reported at fair value, with the exception of the stable value fund which is reported at contract value (see Note 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 for discussion of fair value measurements). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts such as the stable value fund.

Purchases and sales of securities are recorded on a trade-date basis. In the statement of changes in net assets available for benefits, interest income is recorded as earned on the accrual basis and dividend and capital gain income is recorded on the ex-dividend date. Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are combined and presented as net appreciation (depreciation) of investments. Certain other investment income is recorded and shown offset by related investment expenses.

D. Notes receivable from participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

E. Risks and uncertainties. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

F. Expenses. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements or are paid from available forfeitures, as determined allowable under the provisions of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment-related expenses are included in net appreciation of fair value of investments.

G. Reclassifications. Certain reclassifications have been made to the 2016 financial statements to conform to the 2017 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

NOTE 3 - STABLE VALUE FUND

During 2017 and 2016, the Plan held an interest in the New York Life Anchor Account (SVF), a stable value fund that is a pooled account with New York Life Insurance Company (New York Life), made available to participating plans through a group annuity contract. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SVF is a fully benefit-responsive investment contract and is reported at contract value in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by New York Life represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer of the SVF. However, the Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The crediting interest rate for the SVF is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or most advantageous, market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs when possible.

The three levels of inputs used to measure fair value are as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•
Level 2 – observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value:

•
Mutual funds: Valued at the daily closing price reported on the active markets on which the funds are traded. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV), as reported by the fund, and to transact at that price.

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2017 and 2016.

The Plan’s policy is to disclose transfers between levels based on valuations at the end of the reporting period. There were no transfers between levels during the year ended December 31, 2017.

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017 (in US$):

	Level 1	Level 2	Level 3	Total Fair Value
Investment in the fair value hierarchy:
Common stock fund	11,269,528	—	—	11,269,528
Mutual funds	326,834,599	—	—	326,834,599
Total investments at fair value	338,104,127	—	—	338,104,127

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 (in US$):

	Level 1	Level 2	Level 3	Total Fair Value
Investment in the fair value hierarchy:
Common stock fund	13,171,441	—	—	13,171,441
Mutual funds	282,644,155	—	—	282,644,155
Total investments at fair value	295,815,596	—	—	295,815,596

NOTE 5 - PLAN TERMINATION

The Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Administrator has expressed no intent to terminate the Plan. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.

NOTE 6 - RELATED-PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments held are shares of mutual funds managed by the trustee of the Plan. Fees paid by the Plan for investment management were included as a reduction of the return earned on each fund and are included in the net appreciation of investments reported in the statement of changes in net assets available for benefits. Certain Plan investments held are shares of SISCO common stock. Transactions with the trustee, the Plan and SISCO may be party-in-interest transactions and may be covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

NOTE 7 - TAX STATUS

Effective January 1, 2016, the Plan adopted a nonstandardized prototype defined contribution profit sharing plan with the IRC Section 401(k) Cash or Deferred Arrangement (CODA) which received a favorable opinion letter from the Internal Revenue Service (IRS) dated June 19, 2014. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is considered as a qualified plan and the related trust is tax-exempt.

US GAAP requires that the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of the Plan financial statements to Form 5500 for the net assets available for benefits as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 (in US$).

	December 31, 2017	December 31, 2016
Net assets available for benefits per the financial statements	375,164,240	334,683,063
Adjustment to employer contribution receivable	—	200,165
Net assets available for benefits per Form 5500	375,164,240	334,883,228

Year Ended December 31, 2017
Net increase in net assets available for benefits	40,481,177
Adjustment to employer contributions during the prior year	(200,165)
Increase in net assets available for benefits per Form 5500	40,281,012

NOTE 9 - SUBSEQUENT EVENTS

On March 18, 2018, SISCO entered into an agreement and plan of merger with Fidelity National Financial, Inc. (Fidelity) in which the outstanding shares of SISCO will be exchanged with cash and shares of Fidelity (the Merger). Under the terms of the Merger, SISCO and its subsidiaries, which include the Plan Administrator, will be merged into a subsidiary of Fidelity. Subject to approval by SISCO’s shareholders and regulatory authorities, and the satisfaction of customary closing conditions, the Merger is expected to close by the first or second quarter of 2019. The impact of the Merger on the operations of the Plan is not yet known.

STEWART 401(k) SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
EIN: 74-0924290 Plan Number: 002
December 31, 2017

	Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Year	Check here if late participant loan payments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2017	$—	$—	$—	$—	$—
2016	$1,015	$—	$1,015	$—	$—

See accompanying report of independent registered public accounting firm.

STEWART 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 74-0924290 Plan Number: 002
December 31, 2017

Party-in -interest	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value ** (in US$)
	Investments:
	New York Life	Stable Value Fund	28,722,208
	American Funds	Europacific Growth Fund	5,349,947
	Dodge & Cox Funds	Institutional Index Fund	39,370,079
	Eagle Funds	Eagle Mid Cap Growth Fund	2,996,599
	Fidelity Investments	Advisor Spartan International Fund – Class I	19,625,893
	Goldman Sachs Funds	Small Cap Value Fund	16,209,540
	Invesco AIM Investment Services, Inc.	Small Cap Growth Fund	12,720,153
	Metropolitan West Funds	Metropolitan West TTL Return Bond Fund	5,496,373
	MFS Series Trust Funds	MFS Mid Cap Value Fund	1,747,664
	Principal Funds, Inc.	Real Estate Securities Institutional Class Fund	88,572
	T Rowe Price	Retirement 2005 Fund	7,214,157
	T Rowe Price	Retirement 2010 Fund	479
	T Rowe Price	Retirement 2015 Fund	1,853,664
	T Rowe Price	Retirement 2020 Fund	27,141,349
	T Rowe Price	Retirement 2025 Fund	5,071,650
	T Rowe Price	Retirement 2030 Fund	24,033,107
	T Rowe Price	Retirement 2035 Fund	3,864,819
	T Rowe Price	Retirement 2040 Fund	16,928,374
	T Rowe Price	Retirement 2045 Fund	2,856,772
	T Rowe Price	Retirement 2050 Fund	6,549,419
	T Rowe Price	Retirement 2055 Fund	1,157,227
	T Rowe Price	Retirement 2060 Fund	112,171
	T Rowe Price	New America Growth Fund	24,730,296
	Vanguard	Extended Market Index Fund	19,718,602
	Vanguard	Institutional Index Fund	54,213,965
	Vanguard	Short-term Investment Grade Fund	8,511,264
	Vanguard	Total Bond Market Index Fund	19,272,464
*	Stewart Information Services Corporation	Common Stock Fund	11,269,528
	Total investments		366,826,335
*	Cash		2,638
*	Notes receivables from plan participants	Interest rates from 3.25% to 9.00%	6,302,931
			373,131,904

* A party-in-interest as defined by ERISA.
** Cost information is not required as these assets are participant-directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 26, 2018
Date

By:	/s/ Ann Manal
Ann Manal, Chief Human Resources Officer and Chairman - Administrative Committee of the Stewart 401(k) Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1
Consent of Weaver and Tidwell, LLP to the incorporation by reference into the Registration Statement (File No. 333-196389) on Form S-8 of Stewart Information Services Corporation of its report, dated June 26, 2018, with respect to the audited financial statements of the Stewart 401(k) Savings Plan as of December 31, 2017.